Exhibit 22.3

SEABRIDGE GOLD INC					+
	☐	Interim Financial Statement Mark this box if you would like to receive Interim Financial Statements by mail	☐	Annual Report Mark this box if you would like to receive the Annual Report by mail.

Rather than receiving financial statements by mail, you may choose to access them at www. sedar.com, or by registering online at www.computershare.com/mailinglist.  If you would like to receive either interim financial statements and/or the annual report, please make you selection above.

Computershare will use the information collected solely for the mailing of such financial statements.  You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Name

Apt.	Street Number	Street Name

City	Prov./State	Postal Code / Zip Code

■	STDQ	9 NITE	+

9NITE03	STDQ/BEN_IA_NPE.E.PULLS/004315/004315/i